CYBERDEFENDER
12121 WILSHIRE BOULEVARD, SUITE 350
LOS ANGELES, CALIFORNIA 90025

February 1, 2007

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation Form SB-2 filed on November 3, 2006 File No. 333-138430

Dear Ms. Jacobs:

This letter is in response to your letter dated December 1, 2006 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by CyberDefender Corporation. We are also filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) with this letter.

General.

1. Please tell us the total number of shares that were outstanding as of a date immediately prior to the transaction being registered that closed on September 12, 2006.

The number of shares outstanding prior to the transaction that closed on September 12, 2006 was 11,173,399 shares of common stock.

2. Revise the filing to clarify whether the Company is still generating revenues from sales relating to your “marketing focused software” (page 3) or if you have discontinued this product. If this product has been discontinued, tell us how you considered paragraphs 30 and 42-43 of SFAS 144 in determining that classification of the operations of this product line as discontinued operations was not necessary.

In response to this comment, we are still generating revenues from licensing our product, CyberDefender AntiSpyware 2006, through the issuance of renewal licenses to existing subscribers. Based on the foregoing we have analyzed paragraphs 30 and 42-43 of SFAS 144 and have determined that classification of this product as discontinued operations is not required.

3. Update the financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

In response to this comment, we have updated the disclosure as you requested. Please see pages F-1 through F-24.

Cover Page.

4. Please revise the disclosure on the cover page to clarify that there is no current trading market for your securities. Please also remove the reference to “any national securities exchange or the Nasdaq Stock Market” since you disclose that you will seek quotation on the OTC Bulletin Board.

We have revised the disclosure as you requested. Please see paragraph 3 of the cover page.

5. Please also remove the reference to par value from the cover page as that page should be limited to the information required under Item 501 of Regulation S-B. Also, state on the cover page that the resale transaction constitutes the company’s initial public offering.

We have revised the disclosure as you requested. Please see paragraphs 1 and 2 of the cover page.

Prospectus Summary, page 1.

6. Please revise the first sentence of this section to indicate that the summary provides material information and delete the second sentence indicating that the summary is not complete and does not contain all of the information investors should consider before investing.

We have revised the disclosure as you requested. Please see page 1.

7. Delete the last sentence of the first paragraph that provides definitions of such terms as “we,” “us” and “our.” These references should be clear from the context in which they are used.

We have revised the disclosure as you requested. Please see page 1.

8. Revise the summary to clearly state that you currently have one SCM software product and none of your other products have been brought to market.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

In response to this comment, we have revised the disclosure included in this paragraph to include information on our current product. Please see page 1. We believe it is clear that this is the only product we are currently offering to subscribers.

9. Please explain why you consider your product offers a “radical new approach” to Internet security.

We have revised this paragraph to more clearly differentiate the way in which we provide subscribers with information relating to new Internet threats from the way in which this information is provided by other SCM providers. Please see page 1.

10. Further, please clarify your statement that you began in mid-2005 to evolve from a marketing-focused software publisher to a full-line security software developer. In this regard, we note your statement in the business section that you plan to replace the one product your (sic) currently offer with a full-function Internet Security Suite by the end of 2006. Disclose whether you will meet this schedule.

We have revised this disclosure and believe that it responds to your comment. Please see page 1.

11. We note that you have included your mailing address and phone number of your principal offices. You are encouraged to give your website address as well.

We have revised the disclosure to include our website address. Please see page 3.

12. You indicate on page 2 that $62,500 worth of the 10% convertible debentures were sold to your attorneys, which your attorneys paid for by cancelling $62,500 of indebtedness incurred by you for legal fees. Please describe to us the legal services covered by the fees. Tell us whether the fees cover any services not yet fully rendered, such as services being rendered in connection with filing this registration statement.

In response to this comment, we can verify that the securities were issued for services that have been fully rendered and that, therefore, none of the securities was issued for services being rendered in connection with filing this registration statement. Due to issues relating to attorney-client privilege, we cannot disclose specifically why the services were rendered, although we can say that the services related to corporate and securities laws issues.

Risk Factors, page 4.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

13. Many of your risk factors could apply to any company in any industry. See, for example, the following list, which is not intended to be exhaustive:

•	If we fail to market our products, our sales could decline, page 4
•	Our business and growth will suffer if we are unable to hire and retain highly skilled personnel, page 5
•	Loss of any of our key management personnel could negatively impact our business and the value of our common stock, page 5
•	Changes in government regulation and industry standards may adversely affect our business, page 6
•	The stock market in general and the market prices for Internet-related companies, page 9

Note that the risk factors should avoid generic disclosure and, rather, should be particularized to your company and industry. A well drafted risk factor section should not easily be transferable to or useable in another company’s prospectus. Please revise.

We note your comment and have attempted to revise this disclosure as you requested.

14. Please refer to the four risk factors on page 11 that discuss the various market limitations related to being listed on the OTCBB. Consider whether these risk factors, which relate to various limitations associated with being quoted on the OTCBB, should be combined into one or more succinct risk factors.

We have combined the risk factors referred to in your comment. Please see pages 10 and 11.

15. We may need additional funding, which may not be available to us on favorable terms, page 3. Please revise the subheading to state in clear terms the number of months your current cash resources will fund and the amount you will need to raise to you (sic) meet your financial obligations for a 12-month period.

We have revised the heading and the risk factor as you requested. Please see page 5.

16. Loss of any of our key management personnel could negatively impact our business, page 5. Please revise the risk factor subheading so that it speaks to the specific facts and circumstances relating to CyberDefender. In addition, it appears that you may be addressing two discrete issues under this single risk factor, namely that you are dependent on several key management personnel the loss of whom will impact your business and that you will lose one to two of those key personnel by December 31, 2006. Consider revising this disclosure to provide two separate and succinct risk factors.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

We have revised the risk factor as you requested. We did not believe it necessary to provide the disclosure in two separate risk factors. Please see page 6.

17. Advise as to the reasons for Mr. Eckelberry’s departure from the company at this time.

The risk factor has been revised to include this information. Please see page 6.

18. New rules, including those contained in an[d] issued under the Sarbanes-Oxley Act of 2002, page 5. Please revise the subheading to specify what aspect of the new rules may make it difficult for you to retain or attract qualified officers and directors. Further clarify your reference to “[t]he perceived increased personal risk” associated with these recent changes and provide more specific disclosure regarding how the changes “heighten the requirements for board or committee membership” with regard to director independence and financial expertise.

We have decided to delete this risk factor.

19. In certain instances the holders of our 10% secured convertible debentures have anti-dilution rights, page 7. Please revise the subheading to state the risk from the point of view of investors. Provide more specific disclosure and eliminate such vague terms as “in certain instances.” Briefly describe the anti-dilution rights and specifically describe any non-standard provisions.

We have revised this disclosure as you requested. Please see page 8.

20. We cannot assure you that an active public trading market for our common stock, page 8. Please revise this heading [to] state in plain terms that there is no market for your common stock and there may never be one and the impact of this on investors wishing to sell their stock. Some of your statements, such as the statement that reads “As a consequence, there may be periods of several days or more when trading activity in our shares is minimal,” may be confusing as they seem to suggest that your stock is currently being traded on a market. Please revise this risk factor and any other risk factors to avoid any confusion about the existence of an active public trading market.

We have revised the disclosure as you requested. Please see pages 8 and 9.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

21. The application of the “penny stock” rules to our common stock, page 8. To the extent you conclude that yours is a penny stock, please revise the heading to identify your stock as such and to state more clearly the risk associated with this status, i.e., that it will be more difficult for investors to sell their stock. In addition, please eliminate from this risk factor the last two paragraphs, which do not directly relate to your status as a “penny stock” issuer.

In response to this comment, we have revised the entire risk factor. Please see page 9.

22. Our executive officers, directors and insider shareholders own or control, page 9. Please clarify that Chief Executive Officer Gary Guseinov controls 33% of the company’s shares.

We have revised this risk factor as you requested. Please see page 9.

23. Management’s Discussion and Analysis or Plan of Operations, page 17. Your MD&A discussion will require significant revision. The results of operations should provide a meaningful discussion of the business conditions and developments that led to the material changes in operations from one period to the next. As an example only, you state in your discussion of revenues for the six months ended June 30, 2006 and 2005 that the decrease in total revenues by 41% was attributable to a decrease in product sales while redirecting business resources. This type of disclosure does not help an investor to understand the underlying business developments and conditions that led to the financial results, as viewed through the eyes of your management. What led to the company’s decision to redirect its resources? What are the resources that were redirected? What is management’s expectation with regard to the status of the product in decline and the new business? Please make similar revisions throughout the results of operations disclosure.

We have revised the entire discussion as you requested. Please see pages 18 through 24.

24. Please include a discussion of the historical revenue stream and the division between new customers and renewals from period to period.

We have included this information as you requested. Please see page 18.

25. In your discussions of the results of operations, you refer to the type of charges that are aggregated in each income statement line item, however, you have not quantified or discussed the components that contributed to each material change. Please revise the filing to quantify and discuss each material change in revenue and expense line items. Your revised disclosures should identify the factors or events that contributed to each material change. For example, selling, general and administrative expenses increased by approximately $2.6 million in 2005 and your discussion does not support this entire amount (i.e., you discuss an increase in R&D expense totaling $329,000 and an increase in compensation to executive personal (sic) that has not been quantified). Refer to Section III.D of SEC Release 33-6835 and FRC 501.04 for guidance.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

We have revised the discussions relating to the results of operations as you requested. Please see pages 20 through 23.

26. Please include a discussion of the increased costs associated with being a public company as this would appear to be material trend information. Also confirm whether your liquidity discussion takes into account such costs.

We have included the disclosure as you requested. Please see page 21.

Liquidity and Capital Resources, page 21.

27. You state that you will be dependent on existing cash together with operating revenues. You further state that you expect to require additional financing during the next fiscal year to continue operations and that you may seek to raise funds through the sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans or a combination of these. Please state the minimum period of planned operations that you are able to fund with current resources and with currently available assets. Also, disclose the amount of additional capital that would be needed to finance planned operations for a period of 12 months from the date of the prospectus.

We have revised this disclosure as you requested. Please see page 24.

28. We note that your disclosures in this section do not appear to adequately address changes in your balance sheet that materially affected your operating cash flows. For example, we note that your deferred revenues, deferred tax assets and accounts payable have changed drastically over the periods presented within your registration statement. Please revise the filing to include a discussion of these material changes including the underlying drivers of the changes during each period presented. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

We have revised this disclosure as you requested. Please see pages 23 and 24.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

29. Legal Proceedings, page 22. We note your disclosure that you recorded a liability for the amount in dispute when the services were rendered to you. Please briefly describe the company’s position as to why it believes the allegations are invalid. See Item 103 of Regulation S-B.

We have revised this disclosure as you requested. Please see page 25.

Business, page 23.

30. Revise the business section to clearly describe the products and any services you currently offer and distinguish these from products and services in development but not yet available to consumers. Your statement at the beginning of the second paragraph on page 23 regarding your “products and services” is inconsistent with your disclosure elsewhere that you have one product. What are the services to which you refer? Revise the disclosure to clearly identify and discuss the status of your one product as well as the status of any products or services you expect to roll out at some future date.

We have revised this disclosure to discuss our current product. The services we provide relate to support of the product. Please see page 26.

31. Expand your discussion of your business development. Specifically address why you elected to shift from being a marketing software publisher to providing SCM software.

We have revised this disclosure as you requested. Please see page 26.

32. Clarify your statement in the first paragraph following Figure 1 that your “customers obtain access to the CISN by downloading and installing [y]our products.” Is the CISN the company’s one product referred to elsewhere in the prospectus? If so, what are the “products” that are downloaded and installed?

We have revised this disclosure as you requested. Please see page 27.

33. Are you dependent on one or a few major customers? Please see Item 101(b)(6) of Regulation S-B.

We have revised the first paragraph of the business discussion to indicate that we are not dependent on one or a few major customers. Please see the first paragraph of page 26.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

34. Please provide support for the factual assertions regarding the industry and various aspects of your business. For example, provide support for statements such as the following:

•	“Viruses and worms continue to be the most serious threat facing corporations and consumers today” and that spyware now ranks “as the second most serious threat,” page 24;
•	Client-server network infrastructure solutions are expensive to maintain, page 25; and
•	“Some large providers currently detect only 60% of all threats,” page 25.

With the exception of the statement relating to the client-server network infrastructure, we have revised this disclosure so that it reflects information generally available to the public. Please see pages 27 and 28. We have amended the sentence relating to the client-server network infrastructure to indicate that the infrastructure is expensive because it uses bandwidth for which the server must pay. Please see page 29.

35. Supplementally provide us with a marked copy of the September 2005 IDC report containing the industry data you reference on pages 24 of the business section. To expedite our review, clearly mark the source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Tell us whether the report you cite is generally available to the public at nominal or no payment. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

We have provided a copy of the IDC excerpt that you requested. Since this excerpt came from the IDC website and was generally available to the public, we do not believe that we are required to obtain IDC’s consent.

36. We note your reliance on a third-party service provider for billing services and independent contractors. We further note from your disclosure in MD&A that during the six month periods ended June 30, 2006 and 2005, four vendors accounted for 62% and 79% of our (sic) advertising expense, respectively. Please include a discussion of the extent to which you are dependent upon your service providers, independent contractors and vendors. Note that to the extent these represent material agreements not in the ordinary course of business, they should be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

We have revised this disclosure as you requested. None of our service providers or independent contractors, with the exception of Mr. Ivankovich, our Chief Financial Officer, provides services to us that cannot be easily replaced. Please see page 32.

37. We note your various references to current international customers and a growth strategy that includes an international public relations effort. Please discuss what portion of your business is currently focused on international sales and marketing. What percentage of your revenues is currently generated from international sales? To the extent that this is a material part of your business, consider including risk factor disclosure with regard to your international operations.

We have revised this disclosure to indicate that international customers do not represent a significant portion of our business. Please see the first paragraph of page 26.

38. Competition, page 29. We note your reference to such entities as McAfee, Computer Associates and Microsoft. Given that these company’s products and resources far outpace your own, tell us in what ways you compete with these companies? Alternatively, consider limiting your list of competitors to those companies with whom you are in direct competition and whose products, revenues and size are comparable with your company.

We have revised this disclosure as you requested. Please see pages 5 and 33.

39. Description of Property, page 30. Please update the disclosure regarding the sublease, which ostensibly expired on November 30, 2006.

We have revised this disclosure to indicate that we no longer hold the sublease. Please see page 33.

40. Government Regulation and Probability of Affecting Business, page 30. You state that development of your products is generally not subject to government regulations but that your intent to market your products internationally could cause governmental regulations to impact your business. This disclosure does not appear to be consistent with your risk factor disclosure. Specifically, you state on page 6 that “changes in government regulation and industry standards may adversely affect your business.” You also focus on U.S. legislation in that discussion. Please reconcile your disclosure.

We have revised this disclosure as you requested. Please see pages 33 and 34.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

Management

41. Summary Compensation Table, page 33. The summary compensation table does not appear to track precisely the information described on pages 34 - 36 regarding your employment agreements. For instance, we note that the table lists an annual salary of $100,000 for Mr. Liu whereas the description of the employment agreement indicates an annual salary of $202,000 effective January 2005. For Mr. Guseinov, you state that he receives annual compensation of $225,000 per year under an employment contract effective as of August 2006 and a term life insurance policy with coverage in the face amount of $1,000,000. We note that there is a significant difference in the amount of salary and bonus compensation given in 2005, which totaled over $900,000, as compared to 2006, the reasons for which are not discussed. For each of the named executive officers, please revise the table to explain the amounts indicated that are not readily discernable from your disclosure of the employment agreements.

We have footnoted the compensation table to expand this disclosure. Please see page 37.

42. Employment Agreements, Termination of Employment and Change-in-Control Arrangements, page 36. Please eliminate from the first sentence under this heading to remove the statement that the summary you provide is qualified “in its entirety” by reference to the agreements. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete.

We have revised this disclosure as you requested. Please see page 38.

Selling Security Holders, page 38.

43. Pleaser revise the discussion in this section to include the material terms of the 10% secured convertible debentures and warrant shares or provide a cross-reference to another section where this information is disclosed. See Item 507 of Regulation S-B. Also discuss how the 50,000 shares of common stock were obtained by the selling shareholders.

We have revised this disclosure as you requested. Please see page 42.

44. Please indicate the date as of which the stock ownership information regarding selling shareholders has been provided.

We have included the date, as you requested. Please see page 42.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

45. We note your statement that you may amend or supplement this prospectus to update the disclosure set forth in the table. Please revise this statement to describe more precisely the limited circumstances under which a prospectus supplement may be used to add selling shareholders and the circumstances in which a post-effective amendment will be necessary. The prospectus should state that any transferees not named in the prospectus who acquire the debentures prior to the effective date may not use the prospectus unless a post-effective amendment is filed to provide the applicable information concerning the transferee. A prospectus supplement may be used to provide information about post-effective date transferees who acquire from holders named in the definitive prospectus.

We have revised this disclosure as you requested. Please see page 42.

Certain Relationships and Related Transactions, page 36.

46. With respect to the personal loans to Messrs. Guseinov and Barash, please tell us whether the borrowers have given any notice regarding their plan to repay the loans. In addition, please file these agreements as exhibits to the registration statement. See Item 601(b)(10)(A) of Regulation S-B.

We have revised the disclosure relating to the loans to Messrs. Guseinov and Barash, as you requested. Please see page 40. These advances were not documented, other than by journal entry.

47. Regarding the monthly payments of $6,500 to Unionway Int’l, LLC for software development services, state whether the monthly fee was determined on an arm’s length basis.

We have included the disclosure you requested. Please see page 40.

48. Please expand the discussion regarding the September 12, 2006 transaction whereby Mr. Guseinov transferred shares of common stock back to the company for cancellation. What was the reason for cancelling Mr. Guseinov’s shares in order to issue the same number of shares to the bridge investors? Please provide similar expanded disclosure regarding the October 2006 transaction involving the cancellation of 646,164 shares of common stock.

We have included the disclosure you requested. Please see page 41.

Part II

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

49. Recent Sales of Unregistered Securities, page II-3. Tell us whether your offerings in October 2003 and May 2004 where you relied on Section 504 were private or public 504 offerings. If the latter, please tell us the facts that made the exemption available to you.

The offerings made in October 2003 and May 2004 were accomplished without general advertising or general solicitation, therefore we believe that they were private offerings.

Undertakings, page II-6

50. Because you do not appear to be relying on Rule 430A, please remove the undertaking that relates to Item 512(f) of Regulation S-B.

We have deleted the undertaking, as you requested.

51. Please update the disclosure to include the currently required undertaking outlined in paragraph 512(g)(1) or (2), as applicable.

We have included the required undertaking.

52. Exhibits. We note that you intend to file a number of exhibits by amendment. Please file them as soon as possible to ensure adequate time for review by the staff.

The exhibits have been filed with the Amendment.

53. Signatures. We note that the registration statement is neither dated nor signed. Please ensure that each amendment to the registration statement is dated and signed by the persons listed on the signatures page.

We have provided a dated and signed signature page for the Amendment.

Audited Financial Statements

54. Audit Opinion, page 19. Revise the filing to include a signed audit opinion in accordance with Rule 2.02(a) of Regulation S-X.

We have provided a signed audit opinion in accordance with Rule 2.02(a) of Regulation S-X.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

55. Balance Sheet, page F-20. Revise the filing to clarify the nature of “deferred charges” and the Company’s related accounting for these items. In addition, provide us with the specific guidance that you are relying on when deferring these amounts.

We have revised the disclosure on the Balance Sheet in our interim financial statements clarifying the description to “deferred commissions”, as you requested. We apply SOP 97-2 “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions”, to the recognition of the deferred compensation.

Note 1. Nature of Business and Summary of Significant Accounting policies, page F-24

Revenue Recognition, page F-25

56. We note that you recognize revenue ratably over the contract period for your CyberDefender Anti-Spyware software. Please explain to us how you applied SOP 97-2 to these arrangements and refer to the specific provisions that result in ratable recognition. In addition, revise your disclosures to clearly explain why ratable recognition is appropriate and to address each of the four criteria for revenue recognition outlined in paragraph 8 of the SOP.

We recognize revenue from the sale of software licenses when all of the following are met: (i) persuasive evidence of an arrangement exists; (ii) the product or service has been delivered; (iii) the fee is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. We have revised Note 1 to our interim financial statements to include this information. Please see page F-9.

57. We note disclosure on page 27 that indicates that the Company offers subscribers “incentives for early renewals.” Clarify for us the nature of this “incentive” and how your accounting for these incentives complies with the relevant revenue recognition guidance. Refer to SOP 97-2 and TPA 5100.51 in your response.

We provide a discount to the annual license fee of between 20% and 50% to subscribers due for renewal. We record the net revenue received and recognize the revenue in accordance with SOP No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions”.

58. We note that you do not maintain an allowance for returns or credit card chargebacks. Please provide us with the amounts of returns and chargebacks for each period presented within your registration statement and explain why the company does not maintain an allowance.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

We do not maintain an allowance for returns and chargebacks as such returns and chargebacks are identified within the first 30 days of sale and are charged against our gross sales in the month that they occur. Our net revenue, including returns and chargebacks for each period, are deferred and recognized ratably over a 12 month period according to our revenue recognition policy. Returns and chargebacks charged against our gross sales before calculating deferred revenue were $692,106, $1,397,614 and $284,877 for the period from January 1, 2006 through September 30, 2006, the year ended December 31, 2005 and the year ended December 31, 2004, respectively

We have included the information you requested in Schedules 1A, 1B and 1C, which are included with this letter.

59. Please clarify the effect that the “redirection” of your business had on your revenue recognition. Describe how and when this transition occurred and identify any changes to both your arrangements and revenue recognition policies. If changes occurred during the periods presented within your registration statement, explain to us how your revenue recognition policy disclosures address those changes.

Because we received no revenue that was related to the redirection of our business during the period ended September 30, 2006, the redirection had no effect on our business or our revenue recognition policy. We launched our new product on November 20, 2006. Revenues are earned from advertising networks which pay us to display their advertiser’s advertisements inside the software. We currently recognize revenue from the advertising networks monthly, based on a rate determined either by the quantity of the ads displayed or the performance of the ads based on the amount of times the ads are clicked by the user. Customers may choose to download a version of the same software, without advertising, and pay for the term license, which allows the customer to use the product and receive product support coverage and content updates for a specified period, generally twelve months. We recognize revenue on the paid software in accordance with SOP No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions”.

60. Note 3. Property and Equipment, page F-29. Given the materiality of your acquisition of the rights to CyberDefender, revise the notes to your financial statements to discuss the acquisition. In addition, revise the filing to present the intangible associated with your rights to CyberDefender separately on the balance sheet and include all required disclosures. Refer to paragraph 42 and 44 of SFAS 142.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

We have revised the notes and the balance sheet as you requested.

61. Note 4. Income Taxes, page F-29. We note that you have significant deferred tax assets recorded within your balance sheets as of December 31, 2005 and June 30, 2006. We further note that you have recently experienced losses that appear to correspond with the significant “redirection” of your entire business. Given these factors, it is unclear to us why you have not recorded any valuation allowance. Please provide us with your analysis as of September 30, 2006 and December 31, 2005 used to determine the realizably (sic) of the deferred tax assets. Refer to SFAS 109 paragraph 17(e) for guidance.

We showed a profit for tax purposes for the fiscal year ended December 31, 2005. The deferred tax asset, as recorded on December 31, 2005, was primarily a result of recognizing revenue ratably over the term of the software license for book purposes and immediately for tax purposes. We have not recorded an increase to the deferred tax asset during 2006 and instead created a valuation allowance for the increase that would have resulted from our operations as we believe that until we are able to demonstrate profitability in our operations it is not likely that we will be able to use the NOL included in the valuation allowance. However, we have a history of being profitable after an initial launch of new products as shown in our results of operations during 2005, where we successfully used our marketing efforts to sell our initial product, CyberDefender Anti-Spyware, achieving revenue in excess of $7.0 million and a 100% growth over 2004. We believe we will achieve profitability with our new product, CyberDefender Free 2.0, during 2007 and will be able to utilize a portion of or all of our NOL’s in 2007 and beyond.

Note 5. Stockholders’ Equity Transactions, page F-30.

62. Please provide the following information in chronological order for stock options and other equity related instruments granted or issued for the one year period preceding the most recent balance sheet date and through the date of your response. Reconcile the amounts and related disclosures to your financial statements as well as to the Item 26, “Recent Sale of Unregistered Securities,” disclosures on page II-3:

•	The nature and type of stock option or other equity related transaction;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issuance;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

Continue to provide us with updates of the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

We have included the information you requested in Schedule 2, which is included with this letter.

63. Please provide us with a summary of the intrinsic value of any options that were issued with exercise prices below fair value prior to your adoption of SFAS 123R. This summary should identify the specific grants and provide the amounts and timing of the related expense that was recorded pursuant to APB No. 25.

We have revised Note 5 to our interim financial statements to include this information. Please see page F-17.

64. Please revise to provide the disclosures required by paragraphs 64, 65, 84 and A240 through A242. Refer to the interpretive response to Question 1 in Section H of SAB 107.

We have revised Note 5 to our interim financial statements to include this information. Please see page F-17.

65. Provide us with objective evidence that supports your determination of the fair value of the shares of common stock at each grant date. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “Practice Aid”). This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Describe significant intervening events within the Company that explains the changes in fair value of your common stock up to the filing of the registration statement. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.

We did not obtain a third party valuation of the shares of common stock at each grant date. We calculated the liquidation value of our business as zero as of December 31, 2004 due to the following: (i) our liabilities exceeded our assets; (ii) we were a start-up company with significant competition from companies that had greater financial and development resources and significantly greater market presence and market share; and (iii) we were not certain that we would be able to raise additional capital to continue our development activities. Based on the foregoing, we determined that the reasonable value of our common stock was $0.01 on January 1, 2005.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

Note 8. Convertible Note Payable, page F-32 and Note 11. Subsequent Events, page F-34.

66. Please revise your disclosure to briefly discuss why you have recorded the warrants issued as equity rather than liabilities. Your disclosure should include, but not be limited to, an explanation regarding how you considered the registration rights and liquidated damages provisions related to the warrants. In addition, disclose the expected impact, if any, on your accounting for the conversion options of your convertible debt once your stock is publicly traded as a result of this offering. Refer to Issue Summary No.1 of EITF 05-04, EITF 00-19 and Section II.B of Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

We have revised the disclosure as you requested. Please see page F-21.

67. Clarify your accounting for the 10% secured convertible debenture at the date of issuance. Provide us with your calculation determining any beneficial conversion feature associated with these financings. Explain how your accounting complies with EITF 98-5 and EITF 00-27.

We recorded the issuance of the warrants attached to the 10% secured convertible debentures as a note discount in accordance with EITF 98-5 and EITF 00-27. We have allocated the amount received from the issuance of the convertible notes payable between the warrants and the convertible notes and used the Black-Scholes method to value the warrants. In addition, the allocation resulted in the recognition of a beneficial conversion feature with regard to the convertible notes payable and this was added to the note discount and is being amortized over the term of the convertible notes payable.

Also included with this letter are schedules you requested.

In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
February 1, 2007

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours, CYBERDEFENDER CORPORATION

By:	/s/ Gary Guseinov
Gary Guseinov, Chief Executive Officer

CyberDefender
Calculation of Deferred Revenue
30-Sep-06
		Negative #			Positive #			Positive #

Month	Sales	Less CD-Rom, Extended Download Sales & Google	Rebilling Income	Sales Chargebacks	Less CD-Rom, Download, Registration Chargebacks	Rebilling Chargebacks	RegSoft Commissions	Less RegSoft Comm on CD Rom, Extended Download	Processing	Total

Jan-06	83,640.81	(15,746.96)	236,220.93	(2,868.61)	486.70	(48,218.05)	(27,281.38)	8,248.61	-	234,482.05
Feb-06	46,460.58	(9,243.63)	418,395.33	(2,845.78)	412.01	(81,209.88)	(32,539.14)	4,531.77	-	343,961.26
Mar-06	63,632.99	(11,550.71)	235,947.00	(2,141.12)	346.58	(80,047.66)	(24,492.14)	6,299.90	-	187,994.84
Apr-06	32,950.67	(11,017.88)	279,850.02	(767.25)	107.76	(63,026.36)	(22,525.56)	2,878.43	-	218,449.83
May-06	17,948.50	(4,021.11)	644,758.77	(728.74)	137.66	(95,227.75)	(45,271.78)	1,858.88	-	519,454.43
Jun-06	23,619.98	(4,774.69)	494,350.95	(658.94)	147.18	(136,007.88)	(33,904.28)	2,490.72	-	345,263.04
Jul-06	22,877.44	(4,885.21)	291,640.35	(509.61)	49.90	(82,665.94)	(22,704.59)	2,795.60	-	206,597.94
Aug-06	23,790.78	(4,652.24)	217,766.46	(2,566.24)	270.41	(54,162.34)	(17,928.39)	2,682.00	-	165,200.44
Sep-06	15,872.90	(2,565.30)	182,838.24	(2,812.99)	276.29	(35,641.15)	(14,670.51)	1,856.00	-	145,153.48
Totals	330,794.65	(68,457.73)	3,001,768.05	(15,899.28)	2,234.49	(676,207.01)	(241,317.77)	33,641.91	-	2,366,557.31

Total Returns and Chargeback during the period ended September 30, 2006					(692,106.29)

Network Dynamics
Calculation of Deferred Revenue
31-Dec-05
		Negative #			Positive #			Positive #

Month	Sales	Less CD-Rom, Extended Download Sales	Rebilling Income	Sales Chargebacks	Less CD-Rom, Download, Registration Chargebacks	Rebilling Chargebacks	RegSoft Commissions	Less RegSoft Comm on CD Rom, Extended Download	Processing	Total

Jan-05	474,513.52	(224.95)		(38,560.83)	14.95		(1,602.63)	118.72	(49,207.16)	385,051.62
Feb-05	249,826.11	(37,892.72)	46,868.28	(19,067.14)	403.85	(399.90)	(49,573.06)	24,630.56	(26,503.81)	188,292.17
Mar-05	343,793.73	(47,207.78)	208,907.76	(21,032.15)	1,435.88	(40,309.92)	(68,010.64)	30,331.20	(100.00)	407,808.08
Apr-05	213,989.36	(30,468.69)	301,684.56	(12,991.21)	1,206.62	(69,422.64)	(53,696.92)	19,209.76	2.72	369,513.56
May-05	143,486.86	(20,777.26)	439,250.16	(11,172.10)	1,506.83	(98,490.41)	(53,738.49)	12,895.00	-	412,960.59
Jun-05	126,808.01	(17,479.82)	1,338,865.20	(5,935.40)	790.79	(171,721.10)	(111,804.57)	11,516.80	4.76	1,171,044.67
Jul-05	108,120.02	(14,260.89)	678,030.45	(4,185.26)	617.37	(314,740.46)	(64,645.29)	9,411.52	-	398,347.46
Aug-05	104,936.87	(14,554.32)	483,079.20	(4,251.48)	602.50	(210,058.80)	(50,042.72)	9,619.96	-	319,331.21
Sep-05	164,062.74	(19,504.50)	293,046.72	(5,027.83)	585.58	(146,563.80)	(36,264.72)	12,869.04	-	263,203.23
Oct-05	156,235.68	(20,370.43)	211,867.02	(4,032.87)	566.56	(93,096.92)	(35,778.19)	13,867.54	-	229,258.39
Nov-05	141,210.31	(21,244.34)	248,217.93	(3,623.20)	500.68	(54,476.48)	(32,615.41)	13,770.43	-	291,739.92
Dec-05	123,273.86	(18,148.94)	3,359.16	(5,149.64)	729.07	(63,304.23)	(15,379.57)	12,062.22	-	37,441.93
Totals	2,350,257.07	(262,134.64)	4,253,176.44	(135,029.11)	8,960.68	(1,262,584.66)	(573,152.21)	170,302.75	(75,803.49)	4,473,992.83

Total Returns and Chargeback during the period ended December 31, 2005					(1,397,613.77)

Network Dynamics
Calculation of Deferred Revenue
31-Dec-04

					Deferred At December 31, 2004
Month	Sales	Chargebacks	Processing	Total	Months Unearned	Sales	Chargebacks	Total	Deferred Processing

Jan-04	11,181.05	(89.85)	(363.85)	10,727.35	-	-	-
Feb-04	75,888.12	(409.20)	(2,402.55)	73,076.37	1	6,324.00	(34.00)	6,290.00	200.00
Mar-04	309,384.07	(7,748.42)	(10,639.19)	290,996.46	2	51,564.00	(1,291.00)	50,273.00	1,773.00
Apr-04	541,309.45	(8,974.43)	(17,796.79)	514,538.23	3	135,327.00	(2,244.00)	133,083.00	4,449.00
May-04	818,636.74	(9,847.66)	(27,331.64)	781,457.44	4	272,879.00	(3,283.00)	269,596.00	9,111.00
Jun-04	1,210,127.21	(15,939.98)	(40,720.65)	1,153,466.58	5	504,220.00	(6,642.00)	497,578.00	16,967.00
Jul-04	1,272,018.75	(39,225.21)	(47,174.36)	1,185,619.18	6	636,009.00	(19,613.00)	616,396.00	23,587.00
Aug-04	1,023,499.73	(44,584.27)	(43,057.06)	935,858.40	7	597,042.00	(26,007.00)	571,035.00	25,117.00
Sep-04	872,928.48	(46,362.16)	(37,561.03)	789,005.29	8	581,952.00	(30,908.00)	551,044.00	25,041.00
Oct-04	599,631.42	(40,410.76)	(29,940.98)	529,279.68	9	449,724.00	(30,308.00)	419,416.00	22,456.00
Nov-04	448,706.88	(25,257.36)	(25,153.19)	398,296.33	10	373,922.00	(21,048.00)	352,874.00	20,961.00
Dec-04	475,033.66	(46,027.35)	(27,258.57)	401,747.74	11	435,448.00	(42,192.00)	393,256.00	24,987.00
Totals	7,658,345.56	(284,876.65)	(309,399.86)	7,064,069.05		4,044,411.00	(183,570.00)	3,860,841.00	174,649.00

Total Returns and Chargeback during the period ended December 31, 2004						(284,876.65)

CyberDefender Corporation
Schedule of Equity and Options issued
For the period October 1, 2005 - September 30, 2006

Type of Issuance	Date of Grant/Issuance	Description/name of option or equity holder	Reason for grant or equity related issuance	Number of options or equity issued (post split basis)	Exercise price or conversion price	Fair value of underlying shares of common stock

Equity	9/12/06	ITU Ventures	Conversion of outstanding notes	1,133,814	$0.67	$1.00
Equity	9/12/06	Privateer Capital Corp	Conversion of outstanding notes	72,824	$0.67	$1.00
Equity	9/12/06	Privateer Capital Corp	Conversion of outstanding notes	25,092	$0.67	$1.00
Equity	9/12/06	ARC Investment Partners, LLC	Conversion of outstanding notes	49,050	$0.67	$1.00
Equity	9/12/06	ARC Investment Partners, LLC	Conversion of outstanding notes	147,189	$0.67	$1.00
Equity	9/12/06	Erick E. Richardson, Jr.	Conversion of outstanding notes	68,421	$0.67	$1.00
Equity	9/12/06	Kevin Friedmann	Conversion of outstanding notes	5,174	$0.67	$1.00
Equity	9/12/06	Richard J. Alaniz, Jr.	Conversion of outstanding notes	36,215	$0.67	$1.00
Equity	9/12/06	Groskopf/Diamond Family Trust	Conversion of outstanding notes	36,245	$0.67	$1.00
Equity	9/12/06	Kirk L. Haney	Conversion of outstanding notes	72,588	$0.67	$1.00
Equity	9/12/06	George M. Peat	Conversion of outstanding notes	72,209	$0.67	$1.00
Equity	9/12/06	Erik Singer	Conversion of outstanding notes	36,284	$0.67	$1.00
Equity	9/12/06	ITU Ventures	In exchange for signing a registration deferral agreement	118,661	$-	$1.00
Equity	9/12/06	Privateer Capital Corp	In exchange for signing a registration deferral agreement	2,818	$-	$1.00
Equity	9/12/06	Privateer Capital Corp	In exchange for signing a registration deferral agreement	8,177	$-	$1.00
Equity	9/12/06	ARC Investment Partners, LLC	In exchange for signing a registration deferral agreement	5,274	$-	$1.00
Equity	9/12/06	ARC Investment Partners, LLC	In exchange for signing a registration deferral agreement	15,822	$-	$1.00
Equity	9/12/06	Erick E. Richardson, Jr.	In exchange for signing a registration deferral agreement	7,355	$-	$1.00
Equity	9/12/06	Kevin Friedmann	In exchange for signing a registration deferral agreement	557	$-	$1.00
Equity	9/12/06	Richard J. Alaniz, Jr.	In exchange for signing a registration deferral agreement	3,956	$-	$1.00
Equity	9/12/06	Groskopf/Diamond Family Trust	In exchange for signing a registration deferral agreement	3,956	$-	$1.00
Equity	9/12/06	Kirk L. Haney	In exchange for signing a registration deferral agreement	7,911	$-	$1.00
Equity	9/12/06	George M. Peat	In exchange for signing a registration deferral agreement	7,911	$-	$1.00
Equity	9/12/06	Erik Singer	In exchange for signing a registration deferral agreement	3,956	$-	$1.00
Equity	9/30/06	Achal Khetarpal	Exercise of stock options	23,294	$0.01	$1.00
Equity	9/30/06	Michael Korsunsky	Exercise of stock options	77,645	$0.01	$1.00
Equity	11/1/06	Oceana Partners, LLC	Fee for capital raise		$-	$1.00
Equity	11/1/06	Carlin Capital LLC	Fee for capital raise		$-	$1.00
Equity	11/1/06	ARC Investment Partners, LLC				$1.00
Options	11/1/06	Bing Lui	Option grant to employee	335,777	$1.00	$1.00
Options	11/1/06	Riggs Eckelberry	Option grant to employee	200,000	$0.85	$1.00
Options	11/1/06	Wendy McCulley	Option grant to employee	16,667	$1.00	$1.00
Options	11/1/06	John Lavelle	Option grant to board member	40,000	$1.00	$1.00
Options	11/1/06	Mark DuVall	Option grant to employee	125,000	$1.00	$1.00
Options	11/1/06	Mike Andler	Option grant to employee	5,000	$1.00	$1.00
Options	11/1/06	Sourav Battarcharya	Option grant to consultant	30,000	$1.00	$1.00
Options	11/1/06	Viviana Rueda	Option grant to employee	37,000	$1.00	$1.00
Options	11/1/06	Derin Oyekan	Option grant to employee	4,000	$1.00	$1.00
Options	11/1/06	Alan Wallace	Option grant to employee	70,000	$1.00	$1.00
Options	11/1/06	Patrick Hinojosa	Option grant to employee	60,000	$1.00	$1.00
Options	11/1/06	Carolina Sanabria	Option grant to employee	2,000	$1.00	$1.00
Options	11/1/06	Tan Nguyen	Option grant to employee	7,500	$1.00	$1.00
Options	11/1/06	Ivan Ivankovich	Option grant to consultant	40,000	$1.00	$1.00
Options	12/11/06	Igor Barash	Option grant to employee	12,500	$1.00	$1.00
Options	12/11/06	Mark DuVall	Option grant to employee	7,500	$1.00	$1.00
Options	12/11/06	Carolina Sanabria	Option grant to employee	2,000	$1.00	$1.00
Options	12/11/06	Patrick Hinojosa	Option grant to employee	10,000	$1.00	$1.00
Options	12/11/06	Viviana Rueda	Option grant to employee	7,500	$1.00	$1.00
Options	12/11/06	Tan Nguyen	Option grant to employee	5,000	$1.00	$1.00
Options	12/11/06	Alan Wallace	Option grant to employee	5,000	$1.00	$1.00
Options	12/11/06	Scott Gordon	Option grant to consultant	25,000	$1.00	$1.00
Options	12/11/06	Bill Jenkins	Option grant to employee	5,000	$1.00	$1.00
Options	12/11/06	Achal Khetarpal	Option grant to employee	2,500	$1.00	$1.00
Options	12/11/06	Bill Jenkins	Option grant to employee	40,000	$1.00	$1.00
Options	12/11/06	Achal Khetarpal	Option grant to employee	4,000	$1.00	$1.00
Options	12/11/06	Alvin Schrage	Option grant to consultant	50,000	$0.85	$1.00

CyberDefender Corporation
Benefical Conversion Feature Calculation
Issuance of 10% Debentures

Valuation of Warrants issued at closing.
	warrants	conv. Price	mkt. Price	volatility	int. rate	term - years	value of option	total value
9/12/2006 Warrants	3,243,378	1.00	1.00	43%	4.62%	5	0.86	2,798,955

Fair Value of Warrants								$2,798,955
Note Amount								$3,243,378	A
Total Fair Value of Note								$6,042,333

Times the Value Of Warrants Attributed To Fair Value Of Note								0.463	B

Discount On Note (To be amortized over the life of the loan)							AxB	$1,502,411	C
Discounted Note Value							A-C	$1,740,967	D
Shares Convertible Into: $3.243.378/$1.00 = 3,243,378								3,243,378	E
Discounted Conversion Price							D/E	0.54	F
Market price								1.00	G

BCF Per Share							G-F	$0.46	H
X Shares								3,243,378	I

BCF to be added to the discount per EITF 98-5							HxI	$1,502,411
Limited to the value of the note								$3,243,378

Proposed Adjustment

Interest Expense (Discount)	$3,004,822
APIC		$3,004,822
To Record discount on convertible note payable and the related BCF.

CyberDefender Corporation
Benefical Conversion Feature Calculation
Issuance of Bridge Notes
30-Sep-06

Valuation of Options issued at closing.
	warrants	conv. Price	mkt. Price	volatility	int. rate	term - years	value of option	total value
9/12/2006 Warrants	877,552	1.00	1.00	43%	4.62%	10	0.97	847,141

Fair Value of Warrants								$847,141
Note Amount								$1,262,070	A
Total Fair Value of Note								$2,109,211

Times the Value Of Warrants Attributed To Fair Value Of Note								0.402	B

Discount On Note (To be amortized over the life of the loan)							AxB	$506,896	C
Discounted Note Value							A-C	$755,173	D
Shares Convertible Into: $1,262,070/$0.67 = $1,883,687								1,883,687	E
Discounted Conversion Price							D/E	0.40	F
Market price								1.00	G

BCF Per Share							G-F	$0.60	H
X Shares								1,883,687	I

BCF to be added to the discount per EITF 98-5							HxI	$1,128,514
Limited to the discounted value of the note								$755,173

Proposed Adjustment

Interest Expense (Discount)	$506,896
APIC		$506,896
To Record discount on convertible note payable for value of warrants

Benefical Conversion Feature	$755,173
APIC		$755,173
To record BCF on convertible notes.